Filed Pursuant to Rule 424(b)(3)
File No. 333-140548

SUPPLEMENT NO. 9 DATED FEBRUARY 19, 2008

TO PROSPECTUS DATED JULY 19, 2007

APPLE REIT EIGHT, INC.

The following information supplements the prospectus of Apple REIT Eight, Inc. dated July 19, 2007 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 8 (which is cumulative and replaces all prior Supplements) and this Supplement No. 9.

Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “SpringHill Suites,” “Renaissance” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Eight, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Eight, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Eight, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Eight, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Eight, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Eight, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on July 27, 2007. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of January 23, 2008, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	68,956,785	$758,524,637	$682,672,173

Total	73,718,690	$808,524,637	$727,672,173

Our distributions since initial capitalization through September 30, 2007 (before we completed the purchase of any hotels) totaled $1.1 million and were paid at a monthly rate of $0.073334 per common share beginning in August 2007. For the same period our cash generated from operations was $473 thousand. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the offering of units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. We intend to continue paying dividends on a monthly basis, at an annualized dividend rate of $0.88 per common share. Since a portion of distributions has to date been funded with proceeds from the offering of units, our ability to maintain our current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. Since there can be no assurance of our ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties. See “Risk Factors—We may be unable to make distributions to our shareholders,” on page 24 of the prospectus.

RECENT DEVELOPMENTS

Recent Purchases

On January 24, 2008, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Dunn, North Carolina. The gross purchase price for this hotel, which contains a total of 120 guest rooms, was $12.5 million. This hotel is part of a group of seven hotels that we contracted to purchase from selling entities related to each other through common ownership. Purchase contracts currently remain in effect for six other hotels in this group, although a number of required conditions to closing are currently unsatisfied for each of those other hotels. As a result, there can be no assurance at this time that any additional closings will occur with respect to the remaining hotels.

On January 25, 2008, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Tallahassee, Florida. The gross purchase price for this hotel, which contains a total of 85 guest rooms, was $13.2 million.

Further information about our recently purchased hotels is provided in other sections below.

Recent Purchase Contracts

On January 25, 2008, we caused one of our wholly-owned subsidiaries to enter into a purchase contract for the potential purchase of a hotel under construction in Rochester, Minnesota. Upon completion of the construction, the hotel is expected to contain 124 guest rooms. Under the purchase contract, the gross purchase price for the hotel is approximately $14.1 million. The purchase contract provides for an initial deposit of $100,000.

On January 25, 2008, we caused one of our wholly-owned subsidiaries to enter into a purchase contract for the potential purchase of a hotel under construction in St. Charles, Missouri. Upon completion of the construction, the hotel is expected to contain 140 guest rooms. Under the purchase contract, the gross purchase price for the hotel is $18.2 million. The purchase contract provides for an initial deposit of $100,000.

A number of required conditions to closing currently remain unsatisfied under each of the separate and unrelated purchase contracts mentioned above. Accordingly, there can be no assurance at this time that a closing will occur under either of these purchase contracts. Upon a hotel purchase, the corresponding deposit would be credited against the applicable purchase price.

Source of Payments

Our recent purchases, which resulted in our ownership of two additional hotels, were funded by the proceeds from our ongoing offering of units. Our offering proceeds also have been used to fund the initial deposits mentioned above.

We also used our offering proceeds to pay $514,000, representing 2% of the gross purchase price for our recent purchases, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

Executive Officers

At a meeting on February 14, 2008, our board of directors elected Mr. Justin G. Knight to the office of Chief Operating Officer. This election was effective immediately. He has been with the Company since inception and has held and continues to hold the position of Senior Vice President of Acquisitions. His biography appears on page 63 of the prospectus within the section captioned “Executive Officers.”

Overview of Owned Hotels

As a result of our recent purchases, we currently own 13 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Each of our recently purchased hotels has been leased to one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in the next section. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager
Dunn, North Carolina	Hampton Inn	Apple Eight Hospitality Ownership, Inc.	Apple Eight Hospitality Management, Inc.	MHH Management, LLC

Tallahassee, Florida	Hilton Garden Inn	Apple Eight Hospitality Ownership, Inc.	Apple Eight Hospitality Management, Inc.	LBAM—Investor Group, L.L.C.

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

We have no material relationship or affiliation with the hotel sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, our pending purchase contracts and any related documents.

SUMMARY OF CONTRACTS

FOR OUR PROPERTIES

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our wholly-owned subsidiaries) and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below is the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Dunn, North Carolina	Hampton Inn	$790,858	January 24, 2008
Tallahassee, Florida	Hilton Garden Inn	1,256,218	January 25, 2008

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of our recently purchased hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

Each of our recently purchased hotels is franchised by Hilton Hotels Corporation or one of its affiliates, and the franchisor has entered into a franchise license agreement with the applicable lessee. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Eight Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable franchise license agreement.

OUR PROPERTIES

Our recently purchased hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Dunn, North Carolina	Hampton Inn	120	$12,500,000	$94-159	$11,978,000
Tallahassee, Florida	Hilton Garden Inn	85	13,200,000	129-159	13,200,000

Total		205	$25,700,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information (a)

PART A

		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2003	2004	2005	2006	2007
Dunn, North Carolina	Hampton Inn	—	—	—	—	58%
Tallahassee, Florida	Hilton Garden Inn	—	—	—	64%	68%

PART B

		Revenue per Available Room/Suite ($)
Hotel	Franchise	2003	2004	2005	2006	2007
Dunn, North Carolina	Hampton Inn	—	—	—	—	$55
Tallahassee, Florida	Hilton Garden Inn	—	—	—	$81	$89

Note for Table 2:

(a)	Each hotel began operations within the last five years, as indicated.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (b)	Real Property Tax
Dunn, North Carolina	Hampton Inn	2007	(a)	0.75%	$47,839
Tallahassee, Florida	Hilton Garden Inn	2007	(a)	1.88%	118,139

Notes for Table 3:

(a)	Represents calendar year.
(b)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).